                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

           NOTIFICATION OF LATE FILING                  SEC FILE NUMBER
                                                            000-7264
                                                        ---------------
               (Check One):                              CUSIP NUMBER
                                                        ---------------


[  ]  Form 10-K and Form 10-KSB    [  ]  Form 20-F
[  ]  Form 11-K
[ x]  Form 10-Q and Form 10-QSB    [  ]  Form N-SAR

      For Period Ended:     October 28, 2000
                         ------------------------
      [  ]  Transition Report on Form 10-K
      [  ]  Transition Report on Form 20-F
      [  ]  Transition Report on Form 11-K
      [  ]  Transition Report on Form 10-Q
      [  ]  Transition Report on Form N-SAR
      For the Transition Period Ended:
                                           -------------------------
--------------------------------------------------------------------------------
     Read Attached Instruction Sheet Before Preparing Form.
     Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
--------------------------------------------------------------------------------

PART I--REGISTRANT INFORMATION

--------------------------------------------------------------------------------

    Full Name of Registrant

    Paul Harris Stores, Inc.

   Former Name if Applicable

   -----------------------------------------------------------------------------

   Address of Principal Executive Office (Street and Number)

       6003 Guion Road
     ---------------------------------------------------------------------------

   City, State and Zip Code

       Indianapolis, Indiana  46254
     ---------------------------------------------------------------------------

PART II--RULES 12B-25 (B) AND (C)

   -----------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [P. 23,047], the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (P. 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

PART III--NARRATIVE

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (P. 72,439), effective August 13, 1992, 57 F.R. 36442.]
                                                 (Attach Extra Sheets if Needed)


The Company filed a voluntary petition pursuant to provisions of Chapter 11 of United States Bankruptcy Code on October 16, 2000. As a result of that filing, the Company has incurred significant additional workload associated with requirements of the
                                      -2-

Bankruptcy Court, lending institutions, creditors, and other interested parties. This includes significant efforts required to complete the "Statements of Financial Affairs" and associated schedules for the Court.

--------------------------------------------------------------------------------

PART IV--OTHER INFORMATION

--------------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification

      Richard Hettlinger       317                    298-6513
     ---------------------------------------------------------------------------
         (Name)              (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [ x ]  Yes     [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [ x ]  Yes     [  ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the thirteen weeks ended October 28, 2000 the Company expects to report a Net Loss of approximately $22.2 million compared to a net loss of $1.0 million for the thirteen week period ended October 30, 1999. The increased loss was due to (a) the impact of price discounting on excess end-of-season inventories, (b) decrease in both apparel and accessory sales, (c) write-down of the recorded value of J. Peterman inventories to estimated fair market value, (d) expenses for estimated rejected lease claims on nine stores closed as of the end of the quarter, (e) estimated write-off of leasehold improvements related to those nine stores, (f) increase in interest expense due to increased borrowings and (g) the impact of a full valuation allowance on income tax expense.



                            PAUL HARRIS STORES, INC.
--------------------------------------------------------------------------------

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     December 13, 2000          By:/s/ Richard Hettlinger
      ---------------------            ---------------------------------
                                       Richard Hettlinger
                                       (Principal Financial Officer)



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                      -4-